Via Facsimile and U.S. Mail

Mail Stop 6010

August 17, 2006

Mr. Kevin P. Clarke
Executive Vice President, Chief Financial Officer
KOS Pharmaceuticals, Inc.
1 Cedar Brook Drive
Cranbury, NJ 08512

>   **Re: KOS Pharmaceuticals, Inc.**
>   **Form 10-K for the year ended December 31, 2005**
>   **Filed March 13, 2006**
>   **File No. 000-22171**

Dear Mr. Clarke:

        We have limited our review of your filing to those issues we have addressed in our comments. In our comments we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

<u>Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 48</u>

<u>Results of Operations</u>

<u>Critical Accounting Policies</u>

<u>Revenue Recognition, page 55</u>

1. You disclose that you discovered an error in your calculation of "Best Price" used to
   report prices to various applicable governmental programs. Please provide us the
   following information in a disclosure-type format:

   - The date the error was discovered.

   - Quantify the cumulative adjustment reflected in the fourth quarter of 2005,
     including the amounts and periods affected.

   - Describe the impact the error in the calculation of "Best Price" had on your
     assumptions in determining your accrual for rebates and chargebacks.

   - The date you expect the external expert to complete the evaluation of the
     methodologies used to report prices.

   - An estimate of the possible loss or range of loss or explain why such an estimate
     cannot be made.

<u>Schedule II – Valuation and Qualifying Accounts, page 113</u>

2. Please explain to us why a schedule of the activity in your sales returns and
   allowances account, as prescribed by Item 12-09 of Regulation S-X, was not included
   in the filing. Please provide us this schedule in a disclosure-type format.

       Please respond to these comments within 10 business days of the date of this letter
or tell us when you will provide us with a response. Please furnish a letter that keys your
responses to our comments and provides any requested information. Detailed letters
greatly facilitate our review. You should file the letter on EDGAR under the form type
label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Christine Allen, Staff Accountant, at (202) 551-3652 or Don Abbott, Senior Staff Accountant at (202) 551-3608 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant